SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 2004

Commission File Number 0-28800

Durban Roodepoort Deep, Limited

45 Empire Road
Parktown
Johannesburg, South Africa, 2193

(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒                        Form 40-F    ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                        No    ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

        This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (No. 333-102800) of Durban Roodepoort Deep, Limited ("the Company") filed with the Securities and Exchange Commission ("the Commission") on September 30, 2003, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

        Concurrent with filing this Form 6-K with the Commission, the Company filed with the Commission its Annual Report for the fiscal year ended June 30, 2004 on Form 20-F. In its Annual Report, the Company has restated certain items in its quarterly financial results for fiscal 2004. For further information on these restatements, see Item 5A. of the Company's Form 20-F under "Operating and Financial Review and Prospects—Restatement of US GAAP Quarterly Results." These restatements did not result in any restatement or revision to the Company's financial results for fiscal 2004 as a whole.

        Due to the restatement of the Company's quarterly results for the first and second quarters of fiscal 2004, the Company has also restated the unaudited pro forma condensed financial information of the Company and Orogen Minerals (Porgera) Limited ("OMP") and Mineral Resources Porgera Limited ("MRP") for the six months ended December 31, 2003 giving effect to the acquisition by the Company of OMP and MRP (the "Porgera Six Month Pro Formas"), as originally filed by the Company with the Commission under cover of a Form 6-K on October 1, 2004 (the "Porgera Form 6-K").

        Accordingly, this report on Form 6-K amends and supplements the Porgera Form 6-K, which contained the Porgera Six Month Pro Formas, by amending and restating Exhibit 99.2 of the Porgera Form 6-K in its entirety with the Exhibit 99.1 attached to this report. Other than Exhibit 99.2, no part of the Porgera Form 6-K is being amended.

Exhibits

99.1
Amended and restated unaudited pro forma condensed financial information of the Company and OMP and MRP relating to the acquisition of OMP and MRP.

        Some of the information in this report may contain projections or other forward looking statements regarding future events or other future financial performance. We wish to caution you that these forward-looking statements are not guarantees or predictions of future performance, and involve known or unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual events or results to differ materially from those expressed in the statements contained in this report. Factors that could cause or contribute to such differences are discussed in the section entitled "Risk Factors" included in our annual report on Form 20-F for the fiscal year ended June 30, 2004, which we filed with the Commission on November 29, 2004 and is available on the SEC's website at www.sec.gov. We undertake no obligation to publicly update or release results of any of these projections or forward looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP, LIMITED
Date: November 29, 2004	By:	/s/ ANDREA TOWNSEND Andrea Townsend Company Secretary

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